Exhibit 12.1

Maiden Holdings, Ltd.
Computation of Ratio of Earnings to Fixed Charges

	Nine-Months Ended	Year Ended December 31,
	September 30, 2010	2009	2008	2007

Pre-Tax income	51,713	62,402	18,794	22,087
Fixed charges	27,348	34,431	-	-
Earnings	79,061	96,833	18,794	22,087

Interest expense	27,300	34,378	-	-
Debt amortization charges	48	53	-	-
Fixed charges	27,348	34,431	-	-

Ratio of Earnings to Fixed Charges	2.89	2.81	N/A	N/A